EXHIBIT 34

   COMMON SHARE PURCHASES BY SCHOLEFIELD GOODMANN BV ON THE AMSTERDAM STOCK
               EXCHANGE BETWEEN JULY 21, 2003 AND JULY 31, 2003



Purchases on the Amsterdam Stock Exchange (all amounts other than number of shares in Euros)

                      NUMBER OF COMMON    PRICE PER COMMON     TOTAL PURCHASE
                      SHARES PURCHASED        SHARE (euro)        PRICE (euro)

July 21, 2003              250,000              87.00            21,750,000.00
July 22, 2003               87,000              86.49             7,524,630.00
July 23, 2003              200,000              86.26            17,252,000.00
July 24, 2003              120,000              85.80            10,296,000.00
July 25, 2003              260,000              85.75            22,295,000.00
                           -------                               -------------
TOTAL                      917,000                               79,117,630.00